 Filed Pursuant to Rule 433
Registration Nos. 333-209886 and 333-209886-01
February 27, 2018

Essex Portfolio, L.P.
$300,000,000 4.500% Senior Notes due 2048
fully and unconditionally guaranteed by
Essex Property Trust, Inc.

Issuer:	Essex Portfolio, L.P.

Guarantor:	Essex Property Trust, Inc.

Principal Amount:	$300,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+

Trade Date:	February 27, 2018

Settlement Date:	March 8, 2018 (T+7)

Maturity Date:	March 15, 2048

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2018

Benchmark Treasury:	UST 2.750% due November 15, 2047

Benchmark Treasury Price / Yield:	91-16 / 3.195%

Spread to Benchmark Treasury:	T+133 basis points

Yield to Maturity:	4.525%

Coupon:	4.500% per annum

Price to Public:	99.591% of the Principal Amount, plus accrued interest, if any, from the Settlement Date if settlement occurs after the Settlement Date

Optional Redemption Provisions:
Prior to September 15, 2047, make-whole call as set forth in the preliminary prospectus supplement at Treasury + 20 basis points

On or after September 15, 2047, the redemption price will be 100% of the principal amount to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date, as set forth in the preliminary prospectus supplement

CUSIP / ISIN:	29717P AS6 / US29717PAS65

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC Jefferies LLC MUFG Securities Americas Inc.

Senior Co-Managers:	Barclays Capital Inc. BB&T Capital Markets, a division of BB&T Securities, LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc. Mizuho Securities USA LLC

Co-Managers:	Capital One Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) J.P. Morgan Securities LLC collect at 1-212-834-4533, (ii) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (iii) U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607 or (iv) Wells Fargo Securities, LLC toll free at 1-800-645-3751.